                        THIS DOCUMENT IS A COPY OF THE
                     SCHEDULE 13G (AMENDMENT NO. 8) FILED
                      ON FEBRUARY 18, 1997 PURSUANT TO A
                     RULE 201 TEMPORARY HARDSHIP EXEMPTION


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*




                              CARTER-WALLACE, INC.
                   -----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  146285 10 1
                   -----------------------------------------
                               (CUSIP Number)

                                      AND

                Class B Common Stock, par value $1.00 per share
               -------------------------------------------------
                         (Title of Class of Securities)

                                  146285 20 0
                   -----------------------------------------
                               (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 28 Pages

CUSIP NO. 146285 10 1                     13G               PAGE  2 OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The CPI Development Corporation


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1)       (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The CPI Development Corporation is a Delaware corporation

                    5    SOLE VOTING POWER

                         11,754,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                11,754,000


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,754,000


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.58%


12   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 10 1               13G                   PAGE  3  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry H. Hoyt, Jr.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Henry H. Hoyt, Jr. is a U.S. citizen.

                    5    SOLE VOTING POWER

                         237,959 shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000 shares
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                180,719 shares


                    8    SHARED DISPOSITIVE POWER

                         11,763,000 shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,000,959 shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Henry H. Hoyt, Jr. disclaims beneficial ownership of 11,763,000 shares included in Row (9)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     35.25%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  146285 10 1              13G                   PAGE  4  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suzanne H. Garcia


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Suzanne H. Garcia is a U.S. citizen.

                    5    SOLE VOTING POWER

                         13,500


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                13,500


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,776,500



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Suzanne H. Garcia disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.65%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 10 1               13G                   PAGE  5  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard L. Cruess, M.D.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard L. Cruess, M.D. is a citizen of Canada.

                    5    SOLE VOTING POWER

                         300


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                300


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,763,300



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Richard L. Cruess, M.D. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.61%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 10 1               13G                   PAGE  6  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles O. Hoyt


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Charles O. Hoyt is a U.S. citizen.

                    5    SOLE VOTING POWER

                         61,566


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                61,566


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,566



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.18%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  7  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The CPI Development Corporation


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1)       (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The CPI Development Corporation is a Delaware corporation.

                    5    SOLE VOTING POWER

                         11,754,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                11,754,000


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,754,000



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     94.72%


12   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  8  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Henry H. Hoyt, Jr.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Henry H. Hoyt, Jr. is a U.S. citizen.

                    5    SOLE VOTING POWER

                         22,530 shares


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000 shares
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                22,530 shares


                    8    SHARED DISPOSITIVE POWER

                         11,763,000 shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,785,530



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Henry H. Hoyt, Jr. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     94.97%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  9  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suzanne H. Garcia


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Suzanne H. Garcia is a U.S. citizen

                    5    SOLE VOTING POWER

                         13,500


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                13,500


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,776,500



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Suzanne H. Garcia disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     94.90%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0               13G                   PAGE  10  OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard L. Cruess, M.D.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard L. Cruess, M.D. is a citizen of Canada.

                    5    SOLE VOTING POWER

                         - 300 -


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            11,763,000
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                - 300 -


                    8    SHARED DISPOSITIVE POWER

                         11,763,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,763,300



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Richard L. Cruess, M.D. disclaims beneficial ownership of 11,763,000 shares included in Row (9).

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     94.79%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 146285 20 0                13G                   PAGE  11 OF 28 PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles O. Hoyt


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [     ]
     This is a joint filing under Rule 13d-1(f)(1).      (b) [  X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Charles O. Hoyt is a U.S. citizen.

                    5    SOLE VOTING POWER

                         22,500


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            - 0 -
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                22,500


                    8    SHARED DISPOSITIVE POWER

                         - 0 -


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,500



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.18%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a)         NAME OF ISSUER:

                             Carter-Wallace, Inc.


ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                             1345 Avenue of the Americas
                             New York, New York  10105


ITEM 2(a)         NAME OF PERSON FILING:

                  Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of:

                  (i)    The CPI Development Corporation
                 (ii)    Mr. Henry H. Hoyt, Jr.
                (iii)    Mrs. Suzanne H. Garcia
                 (iv)    Richard L. Cruess, M.D.
                  (v)    Mr. Charles O. Hoyt

                  Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.


ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  (i) The principal business office of The CPI Development Corporation is:

                                    103 Springer Building
                                    3411 Silverside Road
                                    Wilmington, Delaware  19810

                 (ii) The principal business office of Messrs. Henry H. Hoyt, Jr. and Charles O. Hoyt is:

                                    c/o Carter-Wallace, Inc.
                                    1345 Avenue of the Americas
                                    New York, New York  10105

                               Page 12 of 28 pages

                (iii)      The residence address of Mrs. Suzanne H. Garcia is:

                                    P.O. Box 5040
                                    Santa Fe, New Mexico  87502

                 (iv)      The principal business office of Richard L. Cruess,
                           M.D. is:

                                    Centre for Medical Education
                                    Lady Meredith House
                                    1110 Pine Avenue West
                                    Montreal, Q.C., Canada  H3A 1A3


ITEM 2(c)         CITIZENSHIP:

                  CPI Development Corporation is a Delaware corporation. All persons named in response to Item 2(a) are citizens of the United States, except Dr. Cruess, who is a citizen of Canada.


ITEM 2(d)         TITLE OF CLASSES OF SECURITIES:

                  Common Stock, par value $1.00 per share.

                  Class B Common Stock, par value $1.00 per share.


ITEM 2(e)         CUSIP NUMBERS:

                  146285 10 1    -        Common Stock

                  146285 20 0    -        Class B Common Stock


ITEM 3            Not applicable.


ITEM 4            OWNERSHIP

                  (a) Amount beneficially owned:

                  At December 31, 1996, The CPI Development Corporation ("CPI") beneficially owned 11,754,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Carter-Wallace, Inc. ("Carter-Wallace") and 11,754,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Carter-Wallace. The directors of CPI are Henry H. Hoyt, Jr., Suzanne
H. Garcia and Richard L. Cruess, M.D.


                               Page 13 of 28 pages

                  The following table shows the ownership of the voting stock of CPI (i.e., Class C Common Stock) by the persons (other than CPI) named in response to Item 2(a):

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,                       327.3                      25.1%
Suzanne Hoyt
Garcia & Richard L.
Cruess, as Trustees under
Paragraph 1 of agreement
dated 5/24/84, as amended,
Henry H. Hoyt, Grantor,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Henry H. Hoyt, Jr.,                       304                        23.3%
Suzanne Hoyt
Garcia & Richard L.
Cruess, Trustees u/w Kate
Good Orcutt, c/o Marshall
M. Green - Carter-Wallace,
Inc., 1345 Avenue of the
Americas, New York, NY
10105

Henry H. Hoyt, Jr.,                       137                        10.5%
Suzanne Hoyt
Garcia & Richard L.
Cruess, Successor Trustees
u/i dated 5/29/44 f/b/o
Anna Orcutt Hoyt, et al.,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Henry H. Hoyt, Jr. &                      109.1                       8.4%
Muriel Christie Hoyt,
Trustees u/a dated
4/24/75, f/b/o Henry H.
Hoyt, Jr., 59 Fairfield
Drive, Short Hills, NJ
07078


                               Page 14 of 28 pages

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Marshall M. Green, Trustee                109.1                       8.4%
under Agreement dated
August 31, 1988, Charles
O. Hoyt, Grantor, c/o
Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

The Suzanne Hoyt Garcia                   109.1                       8.4%
Revocable Trust u/a July
27, 1995, The Santa Fe
Ranch, P.O. Box 5040 Santa
Fe, NM 87502

Merrill Lynch, Pierce,                     60.4                       4.6%
Fenner & Smith, Inc., FAO
Gloria Kirschner-Orcutt,
#810-96351, 1500 Lincoln
First Square, Rochester,
NY 14604

Henry H. Hoyt, Jr.,                        50                         3.8%
Charles O. Hoyt & Suzanne
H. Garcia, Trustees u/a
dated February 29, 1988,
Anna O. Hoyt, Grantor,
Henry H. Hoyt, Jr. share,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

Henry H. Hoyt, Jr.,                        50                         3.8%
Charles O. Hoyt & Suzanne
H. Garcia, Trustees u/a
dated February 29, 1988,
Anna O. Hoyt, Grantor,
Charles O. Hoyt share, c/o
Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105


                               Page 15 of 28 pages

                                   Number of Shares of
      Shareholder Name                Class C Common          Percent of Class C
        and Address                    Stock of CPI           Common Stock of CPI
---------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,                          50                      3.8%
Charles O. Hoyt & Suzanne
H. Garcia, Trustees u/a
dated February 29, 1988,
Anna O. Hoyt, Grantor,
Suzanne H. Garcia share,
c/o Marshall M. Green -
Carter-Wallace, Inc., 1345
Avenue of the Americas,
New York, NY 10105

         Total Shares                     1,306


                  The following table shows the beneficial ownership (other than indirect beneficial ownership through CPI shown in the preceding table) of shares of Common Stock and Class B Common Stock by the persons (other than CPI) named in response to Item 2(a):

                                 Number of Shares           Number of Shares
                                 of Carter-Wallace         of Carter-Wallace
      Name                         Common Stock           Class B Common Stock
      ----                       -----------------        --------------------
Henry H. Hoyt, Jr                    246,959                    31,530
Suzanne H. Garcia                     22,500                    22,500
Richard L. Cruess,                     9,300                     9,300
 M.D
Charles O. Hoyt                       61,566                    22,500


                  (b) Percent of Class:

                  The shares of Carter-Wallace Common Stock described in response to Item 4(a) amount to approximately 35.53% of the number of such shares outstanding on December 31, 1996.

                  The shares of Carter-Wallace Class B Common Stock described in response to Item 4(a) amount to approximately 95.26% of the number of such shares outstanding on December 31, 1996.

                  (c) The following tables sets forth, for the persons named in response to Item 2(a), the number of shares of each of Common Stock and Class B Common Stock as to which such person has (A) sole power to vote or to direct the vote, (B) shared power to vote or to direct the vote, (C)


                               Page 16 of 28 pages
sole power to dispose or to direct the disposition of, or (D) shared power to dispose or to direct the disposition of:

                            Power to vote or               Power to dispose or to
                           to direct the vote              direct the disposition
                             of Common Stock                   of Common Stock
                           ------------------              ----------------------
      Name                Sole           Shared            Sole           Shared
      ----                ----           ------            ----           ------
CPI                    11,754,000              0        11,754,000              0

Henry H. Hoyt, Jr         237,959     11,763,000(1)        180,719     11,763,000(1)

Suzanne H. Garcia          13,500     11,763,000(1)         13,500     11,763,000(1)

Richard L. Cruess,            300     11,763,000(1)            300     11,763,000(1)
  M.D

Charles O. Hoyt            61,566              0            61,566              0


                             Power to vote or              Power to dispose or to
                            to direct the vote             direct the disposition
                         of Class B Common Stock           of Class B Common Stock
                         -----------------------           -----------------------
      Name                Sole           Shared            Sole              Shared
      ----                ----           ------            ----              ------
CPI                    11,754,000              0        11,754,000                 0

Henry H. Hoyt, Jr          22,530     11,763,000(1)         22,530        11,763,000(1)

Suzanne H. Garcia          13,500     11,763,000(1)         13,500        11,763,000(1)

Richard L. Cruess,            300     11,763,000(1)            300        11,763,000(1)
  M.D

Charles O. Hoyt            22,500              0            22,500                 0


                  (1) Includes 11,754,000 shares of each of Common Stock and Class B Common Stock owned by CPI as to which such person, as a stockholder or a director of CPI, may be deemed to share voting power and the power of disposition. Also includes 9,000 shares of each of Common Stock and Class B Common Stock held in trust under the will of Kate Good Orcutt; Henry H. Hoyt, Jr. and Suzanne H. Garcia are trustees and beneficiaries of the trust and Richard L. Cruess, M.D. is a trustee of the trust. Henry H. Hoyt, Jr., Suzanne H. Garcia and Richard L. Cruess, M.D. disclaim beneficial ownership of the shares of Common Stock or Class B Common Stock owned by CPI or such trust.



                               Page 17 of 28 pages

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  This statement is being filed to report, among other things, that Charles O. Hoyt has ceased to be the beneficial owner of more than five percent of the Common Stock or Class B Common Stock.


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except that substantially all dividends on the Common Stock owned by CPI are payable to the holders of CPI's 6% First Preferred Stock, 4% Second Preferred Stock and 8% Third Preferred Stock. The holders of CPI's Class C (voting) and Class B (non-voting) Common Stock have no right to receive the proceeds of dividends paid on the Common Stock until the preferential dividends on CPI's 6% First Preferred Stock, 4% Second Preferred Stock and 8% Third Preferred Stock are paid in full.

                  The following table sets forth the ownership of CPI's 6% First Preferred Stock, 4% Second Preferred Stock, 8% Third Preferred Stock and
Class B Common Stock:

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,             4,979          151,379
Suzanne Hoyt
Garcia & Richard L.
Cruess, as Trustees
under agreement dated
5/24/84, f/b/o Henry
H. Hoyt, et al., c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105


                               Page 18 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,                                           99,826.5
Suzanne Hoyt
Garcia & Richard L.
Cruess, as Trustees
under Paragraph 1 of
agreement dated
5/24/84, as amended,
Henry H. Hoyt,
Grantor, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Henry H. Hoyt, Jr.,            22,496          132,544         927,200           2,736
Suzanne Hoyt
Garcia & Richard L.
Cruess, Trustees u/w
Kate Good Orcutt, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Henry H. Hoyt, Jr.,            11,100           65,400         457,500           1,363
Suzanne Hoyt
Garcia & Richard L.
Cruess, Successor
Trustees u/i dated
5/29/44 f/b/o Anna
Orcutt Hoyt, et al.,
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

Henry H. Hoyt, Jr. &            219.6        24,503.25       161,985.5             422
Muriel Christie Hoyt,
Trustees u/a dated
4/24/75, f/b/o Henry
H. Hoyt, Jr., 59
Fairfield Drive,
Short Hills, NJ 07078


                               Page 19 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Marshall M. Green,            3,039.6        24,503.25       161,985.5             422
Trustee under
Agreement dated
August 31, 1988,
Charles O. Hoyt,
Grantor, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

The Suzanne Hoyt                1,000                         33,275.5
Garcia Revocable
Trust u/a July 27,
1995, The Santa Fe
Ranch, P.O. Box 5040,
Santa Fe, NM 87502

Merrill Lynch,                4,469.6           26,334         184,220           543.6
Pierce, Fenner &
Smith, Inc., FAO
Gloria Kirschner-
Orcutt, #810-96351,
1500 Lincoln First
Square, Rochester, NY
14604

Henry H. Hoyt, Jr.,                                             15,250
Charles O. Hoyt &
Suzanne H. Garcia,
Trustees u/a dated
February 29, 1988,
Anna O. Hoyt,
Grantor, Henry H.
Hoyt, Jr. share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105


                               Page 20 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,                                             15,250
Charles O. Hoyt &
Suzanne H. Garcia,
Trustees u/a dated
February 29, 1988,
Anna O. Hoyt,
Grantor, Charles O.
Hoyt share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Henry H. Hoyt, Jr.,                                             15,250
Charles O. Hoyt &
Suzanne H. Garcia,
Trustees u/a dated
February 29, 1988,
Anna O. Hoyt,
Grantor, Suzanne H.
Garcia share, c/o
Marshall M. Green -
Carter-Wallace, Inc.,
1345 Avenue of the
Americas, New York,
NY 10105

Henry H. Hoyt, Jr. &                                           859,307         2,817.4
Suzanne H. Garcia,
Trustees u/i Henry H.
Hoyt dated 6/17/64,
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105


                               Page 21 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Henry H. Hoyt, Jr.,            11,269           66,395         234,493             768
Charles O. Hoyt &
Suzanne H. Garcia,
Trustees under
Agreement dated
December 28, 1988 for
the benefit of Henry
H. Hoyt, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Dengel & Co., a/c 13-          15,185            9,636         186,660             612
6066948, c/o
Fiduciary Trust Co.
of NY, P.O. Box 3199,
Church Street
Station, New York, NY
10008

William A. Simmons,           3,469.6        26,334.25         184,220             604
Beth R. Davenport &
Elizabeth W. Woods,
Trustees u/i dated
11/8/66, c/o William
A. Simmons, 1901
Calle De Sabastion,
Santa Fe, NM 87501

Henry H. Hoyt, Jr. &                                           184,220             604
Suzanne H. Garcia,
Trustees u/i Anna
Orcutt Hoyt dated
6/17/64, c/o Marshall
M. Green -  Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105


                               Page 22 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Marshall M. Green,                                              42,700             140
Trustee u/i Henry H.
Hoyt Jr., dated
9/10/64, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

Henry H. Hoyt, Jr. &                                            42,700             140
Marshall M. Green,
Trustees u/i Charles
O. Hoyt dated
8/14/64, c/o Marshall
M. Green - Carter-
Wallace, Inc., 1345
Avenue of the
Americas, New York,
NY 10105

The Hoyt Foundation,           12,401           17,048
c/o Marshall M. Green
- Carter-Wallace,
Inc., 1345 Avenue of
the Americas, New
York, NY 10105

Columbia Presbyterian           1,000
Medical Center Fund,
Inc., Att: Robert
Feldman, Executive
Director, 100 Haven
Avenue, New York, NY
10032

Preventive Medicine             1,000
Institute Strang
Clinic, Inc., Att:
Dr. Daniel Miller,
Chief Executive
Officer, 428 East
72nd St., New York,
NY 10021


                               Page 23 of 28 pages

                            Number of        Number of       Number of       Number of
                            Shares of        Shares of       Shares of       Shares of
                             6% First        4% Second        8% Third         Class B
    Shareholder Name        Preferred        Preferred       Preferred          Common
       and Address              Stock            Stock           Stock           Stock
--------------------------------------------------------------------------------------
Pingry Corporation,               715
c/o Mr. Anthony
Carro, Pingry School,
Short Hills Campus,
Country Day Drive,
Short Hills, NJ 07078


         Total Shares        92,343.4       544,076.75       3,806,043          11,172

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED OR BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10           CERTIFICATION.

                  Not applicable.



                               Page 24 of 28 pages

                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      THE CPI DEVELOPMENT CORPORATION


Date:  February 13, 1997              By: /s/ Henry H. Hoyt, Jr.
                                          ---------------------------
                                          Henry H. Hoyt, Jr.
                                          President


Date:  February 13, 1997                /s/ Richard L. Cruess, M.D.
                                      -------------------------------
                                      Richard L. Cruess, M.D.


Date:  February 13, 1997                /s/ Suzanne H. Garcia
                                      -------------------------------
                                      Suzanne H. Garcia


Date:  February 13, 1997                /s/ Marshall M. Green
                                      -------------------------------
                                      Charles O. Hoyt, by Marshall
                                      M. Green, Attorney-in-Fact


Date:  February 13, 1997                /s/ Henry H. Hoyt, Jr.
                                      -------------------------------
                                      Henry H. Hoyt, Jr.


                               Page 25 of 28 pages

                                    EXHIBIT A



                  The undersigned hereby agree to file one statement on Schedule 13G to report ownership as of December 31, 1996 of stock of Carter-Wallace, Inc., and agree that Amendment No. 8 to the statement on Schedule 13G to which this Agreement is attached as Exhibit A is filed on behalf of each of the undersigned.


                                           THE CPI DEVELOPMENT CORPORATION


                                           By: /s/ Henry H. Hoyt, Jr.
                                               ---------------------------
                                               Henry H. Hoyt, Jr.
                                               President


                                             /s/ Richard L. Cruess, M.D.
                                           -------------------------------
                                           Richard L. Cruess, M.D.


                                             /s/ Suzanne H. Garcia
                                           -------------------------------
                                           Suzanne H. Garcia


                                             /s/ Marshall M. Green
                                           -------------------------------
                                           Charles O. Hoyt, by Marshall
                                           M. Green, Attorney-in-Fact


                                             /s/ Henry H. Hoyt, Jr.
                                           -------------------------------
                                           Henry H. Hoyt, Jr.


                               Page 26 of 28 pages

        KNOW ALL MEN BY THESE PRESENTS, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

        That I CHARLES O. HOYT, 565 Park Avenue, New York, New York 10020 (insert name and address of the principal)

do hereby appoint

                (Insert name and address of the agent, or each agent, if more than one is designated)

                MARSHALL M. GREEN, ESQ.
                LeBoeuf, Lamb, Leiby & MacRae
                520 Madison Avenue
                New York, New York 10022

my attorney(s)-in-fact TO ACT

        In my name, place and stead in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent:

        [Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions (A) to (L), inclusive, shall automatically constitute an elimination also of subdivision
(M).]

      TO STRIKE OUT ANY SUBDIVISION THE PRINCIPAL MUST DRAW A LINE THROUGH THE TEXT OF THAT SUBDIVISION AND WRITE HIS INITIALS IN THE BOX OPPOSITE.


(A)  real estate transactions;...................[    ]
(B)  chattel and goods transactions;.............[    ]
(C)  bond, share and commodity transactions;.....[    ]
(D)  banking transactions;.......................[    ]
(E)  business operating transactions;............[    ]
(F)  insurance transactions;.....................[    ]
(G)  estate transactions;........................[    ]
(H)  claims and litigation;......................[    ]
(I)  personal relationships and affairs;.........[    ]
(J)  benefits from military service;.............[    ]
(K)  records, reports and statements;............[    ]
(L)  full and unqualified authority to my
     attorney(s)-in-fact to delegate any or all
     of the foregoing powers to any person or
     persons whom my attorney(s)-in-fact
     shall select;...............................[    ]
(M)  all other matters;..........................[    ]






                               Page 27 of 28 pages






[Special provisions and limitations may be included in the statutory short form power of attorney only if they conform to the requirements of section 5-1503 of the New York General Obligations Law.]

        This power of attorney shall not be affected by the subsequent disability or incompetence of the principal.

        To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile of this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

        IN WITNESS WHEREOF, I have hereunto signed my name and affixed my seal this 20th day of January, 1986.
     ----        -------  ----
                                                /s/ Charles O. Hoyt     (Seal)
                                                ------------------------
                                                (Signature of Principal)


STATE OF NEW YORK  COUNTY OF NEW YORK  SS.:

        On the 20th day of January 1986 before me personally came

                                Charles O. Hoyt

to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.


                                        /s/  Mary Ann Schellati
                                        ----------------------------
                                              MARY ANN SCHELLATI
                                         Notary Public, State of New York
                                                 No. 60-4831110
                                          Qualified in Westchester County
                                        Certificate Filed in New York County
                                         Commission Expires March 30, 1987




                               Page 28 of 28 pages